25002077

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FEB 2 8 2025

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SEC FILE NUMBER
8-70561

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HIGHWOOD SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

62 Oak Hill Drive
(No. and Street)

Oyster Bay	NY	11771
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James D. Taormina	(516) 497 0300	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans and Bennett, LLP
(Name – if individual, state last, first, and middle name)

373 Spencer Street, Ste. 101	Syracuse	NY	13204
(Address)	(City)	(State)	(Zip Code)

08/11/2009	3710
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- PUBLIC --

OATH OR AFFIRMATION

I, JAMES D. TAORMINA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HIGHWOOD SECURITIES LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

ELLIOT S COHEN
Notary Public, State of New York
No. 01CO6376862
Qualified in Nassau County
Commission Expires June 18, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
373 Spencer Street Suite 101
Syracuse, New York 13204
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Highwood Securities LLC
Oyster Bay, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Highwood Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Highwood Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Highwood Securities LLC's management. Our responsibility is to express an opinion on Highwood Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Highwood Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Highwood Securities LLC's auditor since 2021.
Syracuse, New York
February 17, 2025

Highwood Securities LLC
(A Wholly Owned Subsidiary of Pine Hollow Holdings LLC)
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	13,528
Prepaid Expenses and Other Assets		1,082
Total Assets	$	14,610
		==========
Liabilities and Member's Equity		
Liabilities		
Accrued Expenses	$	0
Total Liabilities		0
Member's Equity		14,610
Total Liabilities and Member's Equity	$	14,610
		==========

The accompanying notes are an integral part of this financial statement.

Highwood Securities LLC
(A Wholly Owned Subsidiary of Pine Hollow Holdings LLC)
Notes to Financial Statement
For the Year Ended December 31, 2024

1 – ORGANIZATION AND REGULATORY

Highwood Securities LLC (the "Company") was formed on August 13, 2019, as a New York limited liability company. The Company is a wholly owned subsidiary of Pine Hollow Holdings LLC ("PHH"). The liability of PHH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and, as of Aril 29, 2021, is a member of the Financial Industry Regulatory Authority ("FINRA"). The firm specializes primarily in Mergers & Acquisitions and other advisory services as a Capital Acquisition Broker, as defined in applicable FINRA rules.

The Company does not claim an exemption from SEA Rule 15c3-3, under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to engaging in activities permitted for Capital Acquisition Brokers ("CAB") as defined in FINRA's CAB rules and its approval, as of April 8, 2022, for membership in FINRA as a CAB.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the year ended December 31, 2024.

Revenue Recognition: The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No contract liabilities existed at December 31, 2024.

The Company recognizes commission sharing income when a Finra member firm performs services to a customer, introduced to that member firm by the Company, and upon completion of its services to the customer, shares the commissions or fees earned with the Company.

Receivables: Receivables are due based on terms of the respective agreement. There were no receivables at December 31, 2024. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients.

Events Occurring After Reporting Date: Management has evaluated subsequent events through the date which the financial statements were issued.

3 – RELATED PARTY COMMITMENTS

The Company occupies office space and uses equipment under an agreement with Highwood Advisors, Inc., the parent company of Pine Hollow Holdings LLC. The terms of the agreement provide for a monthly payment of $85.00 toward utilities. For the Year Ending December 31, 2024, the total expense under this agreement amounted to $1,020 which is included in Utilities in the Statement of Operations.

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's cash balance as of December 31, 2024 was $13,528 and was fully covered by this insurance.

5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the great of either $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2024, the Company had net capital of $130528, as defined, which exceeded its required net capital by $8,528. The ratio of aggregate indebtedness to net capital was 0.0000 to 1.

6- Segment Reporting

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.